Roche Holding Ltd, Basel, Switzerland

Notice of the 2004 Annual General Meeting of Shareholders

To be held on Tuesday, 6 April 2004, starting at 10.30 a.m. (doors open at 9.30 a.m.), at the *Congress Centre of the Basel Trade Fair Complex (entrance next to the Le Plaza Hotel)*, Basel, Switzerland

Agenda and proposals

1. Approval of the Annual Report, Financial Statements and Consolidated Financial Statements for 2003
The Board of Directors proposes that the Annual Report, Financial Statements and Consolidated Financial Statements for 2003 be approved.

2. Ratification of the Board of Directors' actions
The Board of Directors proposes that the actions taken by its members in 2003 be affirmed and ratified.

3. Vote on the appropriation of available earnings

Net profit for 2003	CHF	1,562,360,279
Balance brought forward from 2002	CHF	4,490,965
Available earnings	CHF	1,566,851,244
The Board of Directors proposes the distribution of an ordinary dividend of CHF 1.65 per share and non-voting equity security (previous year CHF 1.45)	CHF	1,423,228,455
Transfer to free reserve	CHF	140,000,000
Total appropriation of available earnings	CHF	1,563,228,455
To be carried forward on this account	CHF	3,622,789

4. Election of Directors
The Board of Directors proposes: the re-election of Mr Walter Frey and Dr Andreas Oeri to the Board for a term of four years as provided under the Articles of Incorporation; the election of Prof. Bruno Gehrig and Mr Lodewijk J.R. de Vink as new members of the Board for a term of fours years as provided under the Articles of Incorporation.

5. Election of Statutory and Group Auditors
The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA be elected as Statutory and Group Auditors for the 2004 financial year.

Admittance cards

Under the Articles of Incorporation, shareholders wishing to attend the Annual General Meeting may request admittance cards no later than Thursday, 1 April 2004, either from our Company (phone 055 617 37 32, fax: 055 617 37 28) or from any Swiss bank. Shares must be deposited with the card issuer. §12 of the Articles of Incorporation requires that admittance cards be issued in shareholders' names. Shareholders depositing shares with a bank are to request that the bank inform the Company of the names of the shareholders to whom admittance cards have been issued. If necessary to accommodate the number of persons attending, the Annual General Meeting may be held in more than one conference room, with provisions made for transmitting the presentations and proceedings in their entirety. In any event, the ability of shareholders to exercise their rights will be assured.

Documents

The Annual Report, the Report of the Statutory Auditors and the Report of the Group Auditors will be available for inspection by shareholders at our Basel offices starting 3 March 2004. From the same date, copies of these documents may also be obtained from our Company (phone 055 617 37 32) or from any Swiss bank.

Appointment of proxies

Shareholders who will not be attending the General Meeting in person may appoint a proxy to represent them. To do this, shareholders must sign their admittance cards and deliver them to the persons they wish to appoint. In particular, shareholders may elect to have their bank or professional portfolio manager represent them as a proxy *for deposited shares (Depotvertreter)*, or they may be represented by the designated independent proxy or by our Company.
BDO Visura, Rennweg 34, 4020 Basel, Switzerland, serves as the designated independent proxy within the meaning of Art. 689c of the Swiss Code of Obligations. Shareholders wishing to be represented by the independent proxy should send their proxy authorisations directly to BDO Visura.
Shareholders wishing to authorise the Company to represent them are to sign their admittance cards, designating Roche Holding Ltd as proxy, *and send them to us, attn. Secretary* to the Board of Directors, Bldg 21/143, 4070 Basel, Switzerland. In this case, shareholders' votes will be cast in favour of the proposals of the Board of Directors.

Proxies for deposited shares

Proxies for deposited shares within the meaning of Art. 689d of the Swiss Code of Obligations *are asked to disclose the number of shares they* represent at the earliest possible date prior to the General Meeting, and to do so no later than 6 April 2004, when they present their admittance cards for the General Meeting.

Basel, 2 March 2004

For the Board of Directors:
Dr Franz B. Humer, Chairman

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

Basel, 16 February 2004

Roche completes acquisition of Igen

Broad access to immunochemistry sector

Roche announced today that it had completed the acquisition of Igen on February 13. On the same day Igen ceased trading. Igen and Roche jointly announced in July 2003 that they had entered into definitive agreements under which Roche would acquire Igen and Igen would simultaneously distribute the common stock of BioVeris, a newly formed company, to its stockholders.

The acquisition of Igen ends a long standing patent dispute and gives Roche broad access to the human in-vitro diagnostics (IVD) immunochemistry sector. Valued at 7.5 billion Swiss francs, immunochemistry is the biggest segment of the in-vitro diagnostics market. This strategic acquisition will place Roche Diagnostics in an ideal position to become the market leader in this segment in the medium to long term. In the last three years Roche has increased sales of the Elecsys immunochemistry product line by over 20% annually.

As a result of the transaction, Igen stockholders will receive $47.25 in cash and one share of BioVeris common stock for each share of Igen common stock they owned immediately prior to the closing. BioVeris common stock has been approved for listing on NASDAQ under the symbol "BIOV" and is expected to begin trading on February 17, 2004.

Heino von Prondzynski, Head of Roche Diagnostics and a member of Roche's Corporate Executive Committee: "The acquisition of Igen gives Roche non-exclusive rights that permit us to fully exploit the potential of electrochemiluminescence (ECL) technology in the Immunochemistry IVD market to further develop the Elecsys product line. It also allows us to expand our activities in one of the division's largest and most attractive growth areas – immunochemistry, which accounts for over

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

25% of the in-vitro diagnostics market. We will now continuously extend our menu including a significant number of proteomic markers"

About the immunochemistry sector

The immunochemistry sector is a segment of in-vitro diagnostics that is mainly concerned with the diagnosis of hormones, cancer markers or infectious diseases. The term immunochemistry described the use of antibodies and antigens in the analytical process as a tool for detection. In 2003 the Elecsys immunochemistry product line posted double-digit gains and reached sales of CHF 745 million[1]. Roche Diagnostics is constantly expanding the system's test menu and in 2003 added a new hormone marker assay and new therapeutic drug monitoring (drug concentration) tests.

About the electrochemiluminescent technology

Electrochemiluminescent (ECL) processes are known to occur with numerous molecules including compounds of e.g. ruthenium. ECL is a process in which highly reactive species are generated from stable precursors at the surface of an electrode. These highly reactive species react with one another, producing light. The development of ECL immunoassays is based on the use of a ruthenium complex and tripropylamine (TPA). The chemiluminescent reactions that lead to the emission of light from the ruthenium complex are initiated electrically, rather than chemically. This is achieved by applying a voltage to the immunological complexes (including the ruthenium complex) that are attached to streptavidin-coated microparticles.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65' 000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

[1] including instruments, reagents and services

About BioVeris

BioVeris develops, manufactures and markets advanced biological and chemical detection systems, including instruments, tests and related consumable reagents. BioVeris' products are based on its unique patent-protected ECL technology. BioVeris and its licensees provide products to the global diagnostics markets, including: clinical diagnostics and non-clinical diagnostics (biodefense, life science research and testing for food safety and quality control). BioVeris is headquartered in Gaithersburg, Maryland.

Additional information

- Roche Diagnostics: www.roche-diagnostics.com
- BioVeris: www.bioveris.com